111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

December 11, 2020

VIA EDGAR CORRESPONDENCE

Sonny Oh
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Mr Oh:

This letter responds to your comments, provided by telephone on December 10, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 29, 2020 (the “Registration Statement”). The Registration Statement relates to the First Trust International Developed Capital Strength ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The Staff indicated that the following disclosure could be reverted back to the disclosure originally included in the Registration Statement and asked the Fund to please disclose some examples of when such discretion would be used in order to maintain Index integrity.

The Index Provider may, from time to time, exercise reasonable discretion as it deems appropriate in making deviations from the Index methodology so that the Index continues to achieve its objective.

Response to Comment 1

The referenced disclosure has been replaced with the following:

The Index Provider may, from time to time, exercise reasonable discretion as it deems appropriate in order to ensure Index integrity, for example, in response to stock splits, spin-offs or other corporate actions.

Comment 2 – Principal Investment Strategies

Please disclose more detail about the criteria by which the Index Provider determines which countries are developed markets.

Response to Comment 2

The following disclosure has been added to the second paragraph of the section entitled “Principal Investment Strategies”:

The Index Provider classifies a country as “developed” based on quantitative criteria including: (1) having at least $20 thousand gross national income per capita for three consecutive years; (2) having at least a $30 billion market capitalization; (3) having at least a $10 billion annual turnover; (4) having at least a 45% float ratio; and (5) having at least ten securities that meet all the eligibility requirements for the NASDAQ Global Index. For countries that meet these quantitative criteria, the Index Provider also applies qualitative criteria, such as screening for markets that may have restrictions on foreign investment, currency convertibility or capital.

Comment 3 – Index Methodology

Please incorporate the concepts included in the last two bullet points of Section 2.1 of the Index Methodology into the prospectus disclosure.

Response to Comment 3

The following disclosure has been added to the end of the eighth sentence in the second paragraph of the section entitled “Principal Investment Strategies”:

companies that are currently in bankruptcy proceedings and companies that have entered into a definitive agreement or other arrangement which would likely result in the security no longer being Index eligible.

Comment 4 – Index Methodology

Please disclose which version of the Index the Fund is applying, as discussed in Section 3 of the Index methodology.

Response to Comment 4

The following disclosure has been added to the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund will use the net total return version of the Index, which reinvests cash dividends on the ex-date and adjusts for an Index security’s country of incorporation withholding rate.

Comment 5 – Index Methodology

Please supplementally explain what is meant by “lower order of magnitude” in Section 3.1 of the Index methodology.

Response to Comment 5

The divisor prevents the index market cap (the aggregate market cap of all its constituents) from being in the billions or trillions. It scales that value to a lower order of magnitude, usually hundreds or thousands, to make it easier for investor comprehension.

Comment 6 – Index Methodology

Please incorporate the concepts included in the second paragraph of Section 5 of the Index methodology into the prospectus disclosure.

Response to Comment 6

The following disclosure has been added to the end of the third paragraph of the section entitled “Principal Investment Strategies”:

If the number of securities in the Index is less than 50, then the securities that had the highest return on equity that failed the criteria but passed the debt to market cap ratio and cash and short term investments constraints are selected from the top 500 by free float adjusted market capitalization to go back into the eligible universe until there are 60 eligible securities. Then, the above steps are repeated to select 50 securities with the lowest combined volatility scores that meet the industry and country constraints.

Comment 7 – Principal Risks

Please add a risk disclosure for small, mid and large cap companies.

Response to Comment 7

In response to the comment and in connection with the Fund’s anticipated holdings, “Large Capitalization Companies Risk” has been added to the sections entitled “Principal Risks” and “Smaller Companies Risk” has been added to the section entitled “Non-Principal Risks.”

Comment 8 – Principal Risks

Please move the “International Closed Market Trading Risk” to the section entitled “Principal Risks.”

Response to Comment 8

The prospectus has been revised in response to the comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren